ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

Forward Funds		04692106B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

December 7, 2006	March 22, 2006 to March 22, 2007	/S/ Catherine Dalton

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective December 7, 2006 to be:

		Limit of Liability
Insuring Agreement A-	FIDELITY	$1,950,000
Insuring Agreement C-	ON PREMISES	$1,950,000
Insuring Agreement D-	IN TRANSIT	$1,950,000
Insuring Agreement E-	FORGERY OR ALTERATION	$1,950,000
Insuring Agreement F-	SECURITIES	$1,950,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$1,950,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$1,950,000
Insuring Agreement J-	COMPUTER SECURITY	$1,950,000

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.